Exhibit 7

CORPORATE RELEASE
STATS ChipPAC Ltd.’s Independent Committee
Announces the Company’s receipt of Letter sent to the
Securities Industry Council
United States — 4/9/2007, Singapore — 4/10/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, refers to the voluntary conditional cash offer (Offer) and the options proposal (Options Proposal) announced on March 1, 2007 by Goldman Sachs (Singapore) Pte (Goldman Sachs), for and on behalf of Singapore Technologies Semiconductors Pte Ltd (Offeror).
The Company has dispatched a circular dated March 30, 2007 (Circular) to its security holders in connection with the Offer. All capitalized terms used and not defined herein shall bear the same meaning ascribed to them in the Circular.
On April 4, 2007, Singapore counsel to Fore Research & Management (Fore) sent a letter to the Singapore Securities Industry Counsel (the SIC) alleging in substance, among other things, that (1) as of the date of the Offer, Fore held US$43.6 million principal amount of the Convertible Subordinated Notes due 2008, (2) that the Convertible Notes Offer is not an appropriate offer under the Singapore Code on Take-overs and Mergers (Singapore Code) because it is based on “see-through” pricing which does not take into account interest that would be payable through the maturity of the Convertible Notes or the equity option premium imbedded in the Convertible Notes, and (3) the Circular and the recommendation of the Independent Directors in relation to the Convertible Notes Offer failed to comply with the Singapore Code due to a failure to adequately state arguments for the acceptance or rejection of the Convertible Notes Offer. In the letter, Singapore counsel to Fore requested that the SIC provide guidance and intervention in investigating these claims and to take such appropriate action as the SIC deems fit, including requesting the Independent Directors to comply with the Singapore Code. On April 9, 2007, Singapore counsel to the Company informed SIC that the Company strongly disagrees with the allegations that the Circular and the Independent Directors failed to comply with the Singapore Code. The Company is not able to predict the effect, if any, that the letter submitted to the SIC on behalf of Fore may have on any aspect of the Offer or any matter relating to the Offer.
The Company will inform its security holders of further material developments.
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.
Forward Looking Statements
Certain statements in this release are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release, including statements relating to the effect, if any, that the letter submitted to the SIC on behalf of Fore may have on any aspect of the Offer or any matter relating to the Offer. Factors that could cause actual events to differ from our expectations include actions that may be taken by the Company, the Special Committee or third parties in connection with or in response to the voluntary cash tender offer;

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; tender offer by Singapore Technologies Semiconductors Pte Ltd, a subsidiary of Temasek Holdings (Private) Limited (Temasek Holdings); our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests with Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Singapore Contact:
Tham Kah Locke
Tel: (65) 6824 7635, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
US Contacts:
Lisa Lavin
Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com
The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com